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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 8-A/A


               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934




                          THE SPORTS AUTHORITY, INC.
 -------------------------------------------------------------------------------


             Delaware                                    36-3511120
             --------                                    ----------
 (State of incorporation or organization)  (I.R.S. Employer Identification No.)


         3383 North State Road 7
         Ft. Lauderdale, Florida                           33319
         -----------------------                           -----
 (Address of principal executive offices)               (Zip Code)


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. [X]


If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. [_]



          Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class         Name of each exchange on which
          to be so registered           each class is to be registered
          -------------------           ------------------------------
            Preferred Share             New York Stock Exchange
            Purchase Rights

          Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
                    _______________________________________
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Item 1.  Description of Registrant's Securities to be Registered.
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         On September 11, 2001, The Sports Authority, Inc (the "Company") and
American Stock Transfer & Trust Company, as Rights Agent, entered into the Amended and Restated Rights Agreement between them dated as of September 11, 2001. The amendments to the agreement contained therein extend the expiration date of the Rights from October 5, 2001 to September 11, 2011 and reduce the exercise price of the rights to $35.

         A description of the Rights follows. The description does not purport to be complete and is qualified in its entirety by the Amended and Restated Rights Agreement which is incorporated herein by reference.

What are the rights?

         Each share of the Company's Common Stock has a right to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock. The one one-thousandth share is called a Preferred Share Fraction. The exercise price of each right is [$35]. The rights expire in [2011]. The rights are not exercisable until the rights separate. Until the rights separate from the Common Stock, rights certificates are not issued to the stockholders. The transfer of Common Stock certificates will also transfer the rights associated with the shares of Common Stock.

How is the plan governed?

         The rights plan is governed by an Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agreement. The Agreement was originally entered into on September 22, 1998 and amended and restated on September 11, 2001.

When do the rights separate?

         The rights "separate" from the shares of Common Stock 10 business days after a person or group acquires [20%] of the outstanding Common Stock or 10 business days after a tender offer begins for [20%] of the outstanding Common Stock, unless the offer is approved by the Board of Directors. The date of separation is called the Distribution Date. Rights certificates will be mailed to the stockholders promptly after the Distribution Date.

What are the Preferred Share Fractions?

         Each Preferred Share Fraction has the same voting and dividend rights as one share of Common Stock. The Preferred Share Fractions will adjust proportionately in the event of Common Stock dividends, combinations or subdivisions.

When do the rights "flip in"?

         The rights "flip in" when the person or group acquires [20%] or more of the Common Stock or the acquiror engages in a transaction with the Company such as a merger in which the Company survives or a purchase or sale of assets with the Company.

                                       2
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What happens after a flip-in?

         Ten business days after a flip-in occurs and if the Company has not redeemed the rights, the rights become exercisable for Common Stock equal to the exercise price of the right divided by one-half of the current market price of the Common Stock. For example, if the Common Stock were selling for $10 per share at that time and the exercise price was $35, each right would permit the holder to purchase seven shares of Common Stock. Or, the Company may decide to permit each holder to surrender the right in exchange for three and one-half shares of Common Stock without any cash payment. Also when a flip-in occurs, the acquiror's rights become void.

What is the "current market price"?

         The current market price is equal to the average closing price of the Common Stock for the 10 trading days following the date of the flip-in event.

What is a "flip-over"?

         The rights "flip over" when the Company is acquired in a merger into the acquiror or 50% or more of the Company's assets are sold to the acquiror. A flip-over does not occur if the merger following a tender offer by the acquiror was approved by the Board of Directors in advance with the advice of an investment banking firm.

What happens after a flip-over?

         After a flip-over, the rights become exercisable for common stock of the acquiring company having a value equal to two times the exercise price of the right. Or, the right can be surrendered without any cash payment for common stock of the acquiring company having a value equal to the exercise price of the right.

What happens to a friendly acquiror?

         To accommodate a negotiated transaction with a friendly acquiror, the Board of Directors would amend the Rights Agreement to make it not applicable to the transaction with the friendly acquiror.

When are the rights redeemable?

         The Board of Directors may redeem the right at any time up until 10 business days following the Distribution Date for a redemption price of $.01 per right. The directors may extend the 10-day redemption period so long as the rights remain redeemable.

Item 2.  Exhibits.
         --------

         1. Amended and Restated Rights Agreement, dated as of September 11, 2001, between The Sports Authority, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A thereto, the Resolutions of the Board of Directors with respect to Series A Junior Participating Preferred Shares and, as Exhibit B thereto, the form of Rights Certificate.

                                       3
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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       THE SPORTS AUTHORITY, INC.



                                       By /s/  George R. Mihalko
                                          --------------------------------
                                          Name:  George R. Milhalko
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

Dated:   September 14, 2001.

                                       4
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Exhibit Index
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     Exhibit
     -------
     Number                              Description
     ------                              -----------

          1. Amended and Restated Rights Agreement, dated as of September 11, 2001, between The Sports Authority, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes, as Exhibit A thereto, the Resolutions of the Board of Directors with respect to Series A Junior Participating Preferred Shares and, as Exhibit B thereto, the form of Rights Certificate.